May 5, 2005

Ms. Anne Muir
CitiStreet
Investment Services Offices-JPB 4S
One Heritage Drive
North Quincy, MA 02171

Dear Ms. Muir:

        As you know, Astoria Financial’s proxy statement dated April 11, 2005 includes Proposal No. 2, “The approval of the 2005 Re-designated, Amended and Restated Stock Incentive Plan for Officers and Employees of Astoria Financial Corporation.” In summary, Astoria’s shareholders are being asked to approve a 5.25 million share benefit plan for officers and employees.

        On page 3 of Astoria Financial Corporation’s April 11, 2005 proxy statement, in footnote (1) to the table entitled “Security Ownership of Certain Beneficial Owners,” it notes that “State Street Bank & Trust Company has been appointed a fiduciary of the plan for the purpose of determining how to vote the Association ESOP’s Astoria Financial Corporation Common Stock at the Annual Meeting.” The table also notes that on December 31, 2004 the ESOP held 11,284,164 shares of Astoria Financial common stock, of which 4,482,018 had been allocated to the accounts of individual participants. The remaining 6,802,146 shares were unallocated at that time.

        Our firm is a shareholder of Astoria Financial. As of May 4, 2005 we beneficially owned 766,950 shares of Astoria. As described in our recent letter to shareholders, we are opposed to the approval of Proposal No. 2, and are urging all Astoria shareholders to vote “AGAINST” Proposal No. 2. A copy of that letter is enclosed.

        We have previously communicated with State Street (CitiStreet) in a letter dated April 28, 2005, regarding our views on mirror image voting and other issues related to State Steet’s and Prudential’s role in this election. A copy of that letter is attached.

        We also recently issued a letter dated May 3, 2005, to participants in the ESOP, a copy of which is attached. Unfortunately, it appears that Astoria had already mailed the April 11, 2005 proxy statement and card to the ESOP participants, prior to mailing our materials, and that many ESOP participants have likely already cast their votes. We do not believe that the ESOP participants (to the extent they already cast their vote) were fully informed about the costs and benefits of the 2005 Stock Incentive Plan to the ESOP, particularly if they voted in advance of reviewing our materials.

        We believe that State Street, and the trustee, Prudential Retirement & Investment Services, have a duty to ensure that the ESOP holders cast a fully informed vote and that all ESOP participants should be provided with another copy of Astoria’s proxy and card, so that they may reconsider their vote if they deem it in their best interests.

        In the absence of another set of proxy materials being mailed, at a minimum State Street and Prudential should insist on each ESOP participant being informed, in writing, of their options to revote if they so choose. The (re)voting system must be readily accessible and confidential, given the sensitive nature of the employee/employer issues involved. Based upon the numerous responses to our letters we are receiving from shareholders of Astoria, virtually all of whom want to change their vote once they have more complete information, it appears to us that the April 11, 2005 proxy was unclear and misleading. It is only logical to assume that the ESOP voters may also be impacted similarly. State Street and Prudential should want every ESOP vote to be based upon a fully informed understanding of the issues involved.

        We also look forward to having an opportunity to present our views to members of State Street and Prudential who are responsible for making an informed vote on the unallocated shares (and on allocated shares for which no instructions are received), in accordance with ERISA.

        Please feel free to call our counsel, Phillip Goldberg at Foley & Lardner LLP (312-832-4549), me (973-360-1666) or my partner John Palmer (630-848-1340) or our proxy advisor Rick Grubaugh at D.F. King (212-493-6950) with any questions. Given the short amount of time prior to the Annual Meeting, time is of the essence. We look forward to hearing from you.

Sincerely, /s/ Richard Lashley Richard Lashley

cc:	Mr. Alan Eggleston, EVP & General Counsel, Astoria Financial Corporation

Mr. Thomas Donahue, Chairman, Audit Committee, Astoria Financial Corporation Board of Directors

Prudential Retirement & Investment Services, 280 Trumbull Street, H20A, P.O. Box 2975, Hartford, CT 06104-2975; Attn: Mr. Michael Knowling, As Trustee for the Astoria Federal ESOP